SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                            HOMEGOLD FINANCIAL, INC.
----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
----------------------------------------------
                         (Title of Class of Securities)



                                   43740E104
--------------------------------------------
                                 (CUSIP Number)


                                3901 Pelham Road
                        Greenville, South Carolina 29615
                                (864) - 289-5400
------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                     May 9, 2000
------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




                        (Continued on following 3 pages)
                              (page 1 of 4 pages)

Cusip No.43740E104

                                       13D
====================================================================================================================================
                               NAME OF REPORTING PERSON
    1          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Ronald J. Sheppard, Jr.
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               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
    2                                                                                           (b) [  ]
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                                   SEC USE ONLY
    3
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                                 SOURCE OF FUNDS
    4
                                           00
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           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
    5
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                          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                                   United States of America
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                                                                             SOLE VOTING POWER
                                          7
              NUMBER OF                                    6,072,370 shares of Common Stock, $0.0001 par value per share
               SHARES                             10,000,000 shares of Series A Non-convertible, Non-voting Preferred Stock, $1.00
             BENEFICIALLY                                                       par value per share
               OWNED BY
                 EACH
              REPORTING
                PERSON
                 WITH
                                         -------------------------------------------------------------------------------------------
                                                                            SHARED VOTING POWER
                                          8                                          None.
                                         -------------------------------------------------------------------------------------------
                                                                            SOLE DISPOSITIVE POWER
                                          9                6,072,370 shares of Common Stock, $0.0001 par value per share
                                                  10,000,000 shares of Series A Non-convertible, Non-voting Preferred Stock, $1.00 par value per share
                                          ------------------------------------------------------------------------------------------
                                                                            SHARED DISPOSITIVE POWER
                                          10                                           None.
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                                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
               6,072,370  shares of Common Stock, $0.0001 par value per share and 10,000,000 shares of Series A Non-convertible,
                                          Non-voting Preferred Stock, $1.00 par value per share
------------------------------------------------------------------------------------------------------------------------------------
                                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
    12
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                                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              35.82% of the issued and outstanding shares of common stock, par value $0.0001 per share, and 100% of the issued and outstanding Series A Non-convertible, Non-voting Preferred Stock, $1.00 par value per share

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                                                           TYPE OF REPORTING PERSON

    14                                                                  IN
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

                              (page 2 of 4 pages)

                                    SEC 1746



                           ITEM 1. SECURITY AND ISSUER

                  This Statement relates to the common stock, $0.0001 par value, of HomeGold Financial, Inc., a South Carolina corporation ("HomeGold" or the "Company"), and the Series A Non-convertible, Non-Voting Preferred Stock, $1.00 par value, of HomeGold. The principal executive offices of the Company are located at 3901 Pelham Road, Greenville, SC 29615.

                         ITEM 2. IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed by Ronald J. Sheppard, President and Chief Executive Officer of HomeGold. Mr. Sheppard's business address is 113 Reed Avenue, Lexington, SC 29072. Mr. Sheppard prior to the consummation of the merger described in Item 4 below was the President, Chief Executive Officer and majority shareholder of HomeSense Financial Corp. ("HomeSense"), a South Carolina corporation with offices at 113 Reed Avenue, Lexington, South Carolina 29072. Both HomeSense and HomeGold are non-conforming mortgage lenders that originate and sell first and subordinate loans secured by liens on real property. Mr. Sheppard has not been, during the last five years, convicted in a criminal proceeding. Mr. Sheppard has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws. Mr. Sheppard is a citizen of the United States of America.

            ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The reporting person holds 6,072,370 shares of the common stock of HomeGold, $0.0001 par value per share, and 10,000,000 shares of Series A Non-convertible, Non-voting Preferred Stock, $1.00 par value per share. See also Item 4 below for further information.

                         ITEM 4. PURPOSE OF TRANSACTION

                  On May 9, 2000, HomeSense and its affiliated entities (the "HomeSense Group") merged with and into HomeGold, Inc., a wholly owned subsidiary of the Company, pursuant to that certain Reorganization Agreement dated as of February 29, 2000, by and between the Company and HomeSense Group, as amended. The shareholders of the HomeSense Group, in the aggregate, received as partial consideration in the merger 6,780,944 shares of the common stock of HomeGold and 10,000,000 shares of the Series A Non-convertible, Non-voting Preferred Stock, of which Mr. Sheppard received 6,072,370 shares of the common stock and all 10,000,000 shares of the preferred stock. In addition, Mr. Sheppard received options to purchase 825,423 shares of common stock at an exercise price of $1.75 per share as part of his employment agreement with HomeGold.
                               (page 3 of 4 pages)

                  ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

SCHEDULE 13D
CUSIP No. 43740E104


                  Mr. Sheppard's aggregate interest and percentage of the class of securities identified pursuant to Item 1 equals 6,072,370 shares and 35.82%, respectively, of the common stock, $0.0001 par value per share, and 10,000,000 shares and 100%, respectively, of the Series A Non-convertible, Non-voting Preferred Stock, $1.00 par value per share. Mr. Sheppard has no voting or dispositive power over any securities of HomeGold except the shares of common stock, preferred stock and the options described above. Other than the transaction described in Item 4, Mr. Sheppard has not effected any transactions in the Company's securities during the past 60 days.

 ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
                            SECURITIES OF THE ISSUER

                  The shareholders of the HomeSense Group receiving shares of common stock of HomeGold in connection with the merger executed a stock restriction agreement which restricts the transfer of their shares of HomeGold common stock for a period of up to three years in order to preserve the Company's net operating loss carryforward available for tax purposes. In addition, HomeGold and the shareholders of the HomeSense Group entered into a registration rights agreement which grants registration rights to the shareholders of the HomeSense Group with respect to the HomeGold common stock and options issued in connection with the merger and pursuant to Mr. Sheppard's employment agreement.

                    ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  (a) Reorganization Agreement (incorporated by reference from Exhibit C to HomeGold's definitive proxy statement filed with the Securities and Exchange Commission on March 21, 2000).

                  (b) Stock restriction agreement (incorporated by reference from Appendix B of Exhibit C to HomeGold's definitive proxy statement filed with the Securities and Exchange Commission on March 21, 2000).

                  (c) Employment agreement (incorporated by reference from Appendix C of Exhibit C to HomeGold's definitive proxy statement filed with the Securities and Exchange Commission on March 21, 2000).

                  (d) Registration rights agreement (incorporated by reference from Appendix F of Exhibit C to HomeGold's definitive proxy statement filed with the Securities and Exchange Commission on March 21, 2000).

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:   May 18, 2000

                                             By: /s/ Ronald J. Sheppard
                                                -----------------------
                                                     Ronald J. Sheppard, Jr.

                               (page 4 of 4 pages)